1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Business and operations

Mitchell Energy Advisors, LLC (the Company) is a limited liability company organized in the State of Texas, on March 5, 2003 and is a wholly-owned subsidiary of Mitchell Energy Partners, LLC (the Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is engaged in the private placement of debt and equity securities, principally in the oil and gas industry, as well as providing advisory services for mergers and acquisitions and corporate finance.

Management estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash flows

For purposes of the statement of cash flows, cash includes demand deposits, time deposits, certificates of deposit and short-term liquid investments with original maturities of three months or less when purchased. The Company maintains deposits in a financial institution. At December 31, 2015, the Federal Deposit Insurance Corporation (FDIC) provided insurance coverage of up to $250,000, per depositor, per institution. At December 31, 2015, the Company's cash was not in excess of federally insured limits.

Furniture, fixtures and equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Depreciation of furniture, fixtures and equipment is currently being provided using the straight-line method for financial reporting purposes over estimated useful lives of five to seven years and using accelerated methods for tax reporting purposes.

Investment in limited partnership

The Company received approximately 5% of a limited partnership as compensation for advisory services during the year ended December 31, 2012. The services provided had an agreed upon value of $500,000 which was used to record the investment in the partnership. The investment is accounted for using the cost method because the Company's investment is less than 5% of the partnership and the Company does not have any influence over the partnership's operating and financial policies. Using a cash flow projection, the Company's management reviewed this investment for potential impairment. Based on its assessment, management determined no impairment or other material decline in value had occurred during the year ended December 31, 2015 and through February 22, 2016.

Revenue recognition

The Company earns fees and commissions in connection with the placement and advisory services it provides and recognizes revenue when the Company has completed its contractual obligations and collection is reasonably assured.

Client concentrations

For the year ended December 31, 2015, three clients represented 50%, 25%, and 25% of the Company's total revenues.

Fair value of financial instruments

In accordance with the reporting requirements of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 825, *Financial Instruments*, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this standard and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The Company does not have any assets or liabilities measured at fair value on a recurring or a non-recurring basis, consequently, the Company did not have any fair value adjustments for assets and liabilities measured at fair value at December 31, 2015, nor gains or losses reported in the statement of operations and member's capital that are attributable to the change in unrealized gains or losses relating to those assets and liabilities still held during the year ended December 31, 2015.

Fair value measurements

ASC Topic 820, *Fair Value Measurement*, defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and requires certain disclosures about fair value measurements. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the customer's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

Recent accounting pronouncements

During the year ended December 31, 2015 and through February 22, 2016, there were several new accounting pronouncements issued by the FASB. Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company's financial statements.

Subsequent events

In preparing the financial statements, the Company has reviewed, as determined necessary by the Company's management, events that have occurred after December 31, 2015, up until the issuance of the financial statements, which occurred on February 22, 2016.

2.   COMMITMENTS AND CONTINGENCIES:

Operating lease

The Company leases its office space under the terms of an operating lease, which expires on June 30, 2018. For the year ended December 31, 2015, rent expense totaled $71,629 and included maintenance, and other costs as required by the Company's lease. The following is a schedule by year of future minimum lease payments as of December 31, 2015:

Year ending December 31,	Amount
2016	$ 64,386
2017	65,408
2018	32,704
Total	$ 162,498

In preparing the financial statements, the Company's management has reviewed its contractual obligations, as they relate to the Company's continued operations, and is not aware of any commitment, contingency or guarantee nor any claim to which the Company is subject to that could result in a material loss or future obligation to the Company.

3. INCOME TAXES:

The Company is organized as a limited liability company under the provisions of the Internal Revenue Code of 1986 as amended. Accordingly, the financial statements do not include a provision for federal income taxes because the Company does not incur federal income tax liabilities. Instead, its earnings and losses are included in the Member's income tax return and are taxed based on the Member's income tax rate. Similarly, the financial statements do not include a provision for Texas franchise taxes because they are included in the Member's Texas franchise tax return.

4. RELATED PARTY TRANSACTIONS:

During the year ended December 31, 2015, there were no Company advances to its Parent and no Parent repayments. At December 31, 2015, there were no balances due to or from the Company's Parent.

During the year ended December 31, 2015, there were no Company payments to the Company's managing director and related family members.

5. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company was in compliance with no aggregate indebtedness and net capital of $28,946.

6. RULE 15c3-3 EXEMPTION:

The Company does not hold customer funds or securities and is, therefore, exempt under Rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.